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10035324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro — 212-525-3400 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2009 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec. 02, 2013



Tiberio Massaro
Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the "Company"), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets

Assets:		
Cash	$	22,278
Cash and securities segregated pursuant to federal and other regulations		309,239
Financial instruments, at market value		1,646,403
Financial instruments, at market value, pledged		10,036,929
Securities received as collateral		463,122
Securities purchased under agreements to resell		11,198,020
Receivable under securities borrowing arrangements		31,872,471
Receivable from brokers, dealers, clearing organizations, and customers		4,942,793
Goodwill		14,419
Other assets		178,287
Total assets	$	60,683,961

Liabilities and Stockholders' Equity

Liabilities:		
Short-term borrowings	$	250,052
Securities sold under agreements to repurchase		41,871,079
Financial instruments sold, not yet purchased, at market value		1,877,532
Financial instruments sold, not yet purchased, at market value, obligation to return collateral		11,696,696
Obligation to return securities received as collateral		463,122
Payable under securities lending agreements		18
Payable to brokers, dealers, clearing organizations, and customers		2,555,272
Accounts payable and accrued liabilities		426,901
Total liabilities		59,140,672
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		650,000
Stockholders' equity		893,289
Total liabilities and stockholders' equity	$	60,683,961

The accompanying notes are an integral part of the statement of financial condition.

(1) Organization

HSBC Securities (USA) Inc. (the Company or HCSU) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and government agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), New York Stock Exchange (NYSE), CME Group Inc., and The Options Clearing Corporation (OCC).

The Company utilizes Pershing LLC (Pershing), a non-affiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers as well as the Company's Private Banking customers (both domestic and international) on a fully disclosed basis. The Company continues to be self-clearing for its businesses other than its retail brokerage business and certain Private Banking businesses.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice, both of which require the use of management's best judgment of estimates. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on historical and existing environmental factors such as industry, political and economic data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Although illiquid credit markets, volatile equity, foreign currency and energy markets, and declines in consumer spending combined have increased the uncertainty inherent in such estimates and assumptions, management does not believe that actual results will differ materially from these estimates. HSBC is committed to providing the necessary capital and liquidity to fund continuing operations.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(Dollars in thousands, except share data)

(b) New Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification In July 2009, the FASB implemented the FASB Accounting Standards Codification (the Codification) as the single source of authoritative U.S. GAAP. The Codification simplifies the classification of accounting standards into one online database under a common referencing system. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date and it had no impact on the Company's statement of financial condition. All references to prior FASB, AICPA (American Institute of Certified Public Accountants) and EITF (Emerging Issues Task Force) accounting pronouncements have been removed.

Disclosures about derivative instruments and hedging activities In March 2008, the FASB issued guidance which amended the existing derivative and hedging disclosure requirements, requiring increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. This guidance was effective for fiscal years beginning after November 15, 2008. The Company adopted the guidance effective January 1, 2009. See Note 4(a), "Derivative Financial Instruments," for additional information.

Interim disclosures about fair value of financial instruments In April 2009, the FASB issued guidance that fair value disclosures required for financial instruments on an annual basis be presented for all interim reporting periods beginning with the first interim period ending after June 15, 2009 with earlier application permitted. The Company adopted the disclosure requirements effective January 1, 2009. See Note 4(c), "Fair Value Measurements and Hierarchy," for additional information.

Subsequent events In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This guidance was effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. Adoption did not have an impact on the Company's statement of financial condition.

Accounting for transfers of financial assets In June 2009, the FASB issued guidance which amends the accounting for transfers of financial assets by eliminating the concept of a qualifying special-purpose entity ("QSPE") and provides additional guidance with regard to the accounting for transfers of financial assets. The guidance is effective for all interim and annual periods beginning after November 15, 2009. Adoption of this guidance on January 1, 2010 did not have a material impact on the Company's statement of financial condition.

Accounting for consolidation of variable interest entities **("VIEs")** In June 2009, the FASB issued guidance which amends the accounting rules related to the consolidation of VIEs. The guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model, based on the enterprise's ability to direct the activities of the VIE that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The guidance is effective for all interim and annual periods beginning after November 15, 2009. Earlier application is prohibited.

Adoption of this guidance on January 1, 2010 did not have a material impact on the Company's statement of financial condition.

Determination of fair value of financial liabilities In August 2009, the FASB issued guidance to clarify how the fair value of liabilities should be determined when a quoted price for an identical liability is not available. The guidance requires in these circumstances that the fair value of financial liabilities be determined using either the quoted price of a similar liability, the quoted price of an identical or similar liability when traded as an asset or any other valuation methodology consistent with the Fair Value Framework. This guidance is effective for fiscal years beginning after the issuance of this guidance with early adoption encouraged. The Company adopted this guidance during the third quarter of 2009. Adoption did not have an impact on the Company's statement of financial condition. See Note 4(c), "Fair Value Measurements and Hierarchy," for additional information.

(c) Financial Instruments, Securities Sold, Not Yet Purchased

Financial instruments, including proprietary securities, options, futures and other derivative transactions, are reflected in the statement of financial condition at fair value on a trade-date basis and are carried at fair value. See Note 4(c), "Fair Value Measurements and Hierarchy," for further discussion on fair value measurement.

Securities, options, and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(d) Collateralized Financing Transactions

Securities purchased under agreement to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition in accordance with the guidance issued by the FASB. In connection with securities purchased under agreements to resell, it is the Company's policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents these transactions as receivable and payable under securities borrowing/lending arrangements in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as an encumbered asset. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral is recorded.

(e) Income Taxes

The Company is included in the consolidated federal income tax return filed by HNAH, and accounts for income taxes utilizing the asset and liability method. The Company's results of operations are included in the consolidated federal tax returns filed by HNAH and the unitary and combined state and local tax returns filed by HNAH and the Parent. In accordance with tax-sharing agreements, HNAH and the Parent allocate to the Company their proportionate share of the federal and state and local tax liabilities and benefits.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, including the application of its tax sharing agreement with the Parent, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

Beginning in 2007, the Company recognized the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to 2007, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(f) Goodwill

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment annually, or whenever events or circumstances give rise to losses that would make it more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. Due to the subjectivity and sensitivity of these impairment test estimates, coupled with further declines in market conditions beyond the levels already reflected in the cash flow forecasts, a future goodwill impairment charge could occur. As of December 31, 2009, there were no impairment charges as a result of these tests.

(g) Principles of Consolidation

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting right or where it exercises control. The Company also consolidates any VIEs in which it has a variable interest and the Company is the primary beneficiary, as defined. When the Company does not

(Dollars in thousands, except share data)

have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has involvement in a VIE that is unconsolidated because the Company is not considered the primary beneficiary, nor bears the greatest risk of loss, of the VIE. Information for the unconsolidated VIE is described as follows:

Commercial Paper Conduits

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company, as administrator for Bryant Park, is responsible for originating and structuring conduit financings for clients and managing the day-to-day activities of the conduits including funding, transaction monitoring, and operations.

As of December 31, 2009, total assets for Bryant Park were $3,801,316. An affiliate provides program-wide credit enhancement and therefore consolidates Bryant Park as of December 31, 2009.

(3) Cash and Securities Segregated Pursuant to Federal and Other Regulations

As of December 31, 2009, cash of $263,223 and qualified securities with a market value of $46,016 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934, respectively.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $514,766 as of December 31, 2009, as collateral at various clearing organizations. These securities are included in financial instruments pledged on the statement of financial condition.

(Dollars in thousands, except share data)

(4) Financial Instruments, at Market Value and Financial Instruments Sold, Not Yet Purchased, at Market Value

Financial instruments, at market value and financial instruments sold, not yet purchased, at market value at December 31, 2009, consisted of the following:

		Financial instruments	Financial instruments sold, not yet purchased
U.S. Government Treasury bills	$	870,564	3,406,420
U.S. Government Treasury notes, bonds, strips, and agencies		7,990,421	8,866,512
Total U.S. Government and government agency securities		8,860,985	12,272,932
Corporate debt		2,366,768	1,294,028
Auction rate securities		446,002	—
Municipal securities		3,448	—
Mortgage-backed securities		28	—
Asset-backed securities		24	—
Equities		1	—
Other securities		284	146
Fair value and forward contracts		5,792	7,122
Total		11,683,332	13,574,228
Less:			
Financial instruments pledged		(10,036,929)	—
Obligation to return collateral		—	(11,696,696)
	$	1,646,403	1,877,532

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $55,144,652 as of December 31, 2009. Collateral in the amount of $51,309,673 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $463,122 as of December 31, 2009. The market value of the collateral borrowed and pledged was $453,270 and $466,662, respectively.

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, credit default swaps, interest rate swaps, and total return swaps. These derivative instruments are held for trading purposes and as economic hedges to manage its

(Dollars in thousands, except share data)

exposure to market, credit, and interest rate risks. Derivative instruments are recorded at fair value.

A summary of the Company's derivative instruments, executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2009, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Contractual/ Notional amount	Derivative Assets		Derivative Liabilities	
		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate:					
Futures	$ 13,559,000	Financial instruments, at market value	—	Financial instruments sold, not yet purchased, at market value	—
Interest rate swaps	2,080,000	Financial instruments, at market value	2,233	Financial instruments sold, not yet purchased, at market value	4,782
Forwards	804,986	Financial instruments, at market value	312	Financial instruments sold, not yet purchased, at market value	1,475
Credit derivatives	35,000	Financial instruments, at market value	2,260	Financial instruments sold, not yet purchased, at market value	865
Total return derivatives	5,000	Financial instruments, at market value	987	Financial instruments sold, not yet purchased, at market value	—
Total	$ 16,483,986		5,792		7,122

(b) Fair Value Option

The FASB issued guidance which provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument-by-instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments, previously recognized at fair value. The Company elected to measure certain financial assets and financial liabilities at fair value effective January 1, 2008. The guidance permits the Company to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that give rise to a new basis of accounting for that eligible item.

(c) Fair Value Measurements and Hierarchy

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1

measurements include most U.S. Government and government agency securities (non-callable), active exchange-traded equity securities, and exchange-traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), corporate and municipal bonds, certain mortgage-backed securities, resale and repurchase agreements, and most over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements include auction rate securities (ARS), certain mortgage-backed securities, certain preferred securities, and credit default swaps.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Notes to the Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except share data)

The following table presents information about the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2009.

	Fair value measurement on recurring basis as of December 31, 2009					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Assets:						
Securities segregated pursuant to federal and other regulations	$ 46,016	—	—	46,016	—	46,016
Securities purchased under agreements to resell and receivable under securities borrowing arrangements	—	55,144,652	—	55,144,652	(12,074,161) [1]	43,070,491
Financial instruments owned:						
U.S. Government and government agency securities	8,439,141	421,844	—	8,860,985	—	8,860,985
Mortgage-backed securities	—	27	1	28	—	28
Municipal securities	—	3,448	—	3,448	—	3,448
Asset-backed securities	—	—	24	24	—	24
Corporate debt	—	2,366,768	—	2,366,768	—	2,366,768
Equities	1	—	—	1	—	1
Auction rate securities	—	723	445,279	446,002	—	446,002
Other securities	—	284	—	284	—	284
Financial instruments, excluding derivative assets	8,439,142	2,793,094	445,304	11,677,540	—	11,677,540
Derivative assets	—	22,216	8,708	30,924	(25,132) [2]	5,792
Total	$ 8,485,158	57,959,962	454,012	66,899,132	(12,099,293)	54,799,839

(Dollars in thousands, except share data)

	Fair value measurement on recurring basis as of December 31, 2009					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Liabilities:						
Securities sold under agreements to repurchase	$ —	53,945,258	—	53,945,258	(12,074,161) (1)	41,871,097
Financial instruments sold, not yet purchased:						
U.S. Government and government agency securities	12,269,924	3,008	—	12,272,932	—	12,272,932
Mortgage-backed securities	—	—	—	—	—	—
Municipal securities	—	—	—	—	—	—
Asset-backed securities	—	—	—	—	—	—
Corporate debt	—	1,294,028	—	1,294,028	—	1,294,028
Equities	—	—	—	—	—	—
Auction rate securities	—	—	—	—	—	—
Other securities	35	111	—	146	—	146
Financial instruments sold, not yet purchased, excluding derivative liabilities	12,269,959	1,297,147	—	13,567,106	—	13,567,106
Derivative liabilities	—	12,769	—	12,769	(5,647) (2)	7,122
Total	$ 12,269,959	55,255,174	—	67,525,133	(12,079,808)	55,445,325

(1) Represents netting permitted under FASB guidance on certain repurchase and reverse repurchase agreements.

(2) Represents counterparty and cash collateral netting permitted under relevant FASB guidance for derivative contracts.

(d) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt, preferred, and equity securities are valued based on quoted market prices. If quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 mortgage-backed securities are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company determines whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

The valuation of Level 3 mortgage-backed and preferred securities has become less transparent. For these securities, the Company used internally developed valuation techniques to validate the pricing information obtained from independent pricing sources. The internal valuation models use inputs derived from observable market data as well as unobservable inputs (which may include probability of default and loss severity based on the collateral types and the performance

assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

Auction Rate Securities

ARS bear short-term variable interest rates reset regularly through Dutch auctions. Auctions for certain types of ARS have failed since February 2008 as investors' demands have significantly decreased and the dealers were unable to provide liquidity. The Company uses internally developed valuation models that use both observable market data as well as unobservable inputs to value failed auction ARS. The primary inputs are coupon and maturity as well as current discount margin on instruments bearing comparable risks.

Additionally, a limited number of broker quotes and secondary market municipal trades were also sourced with an estimated liquidity premium applied for valuing the ARS. As certain significant inputs in estimating fair value were unobservable in the current market place, the Company has classified ARS with unsuccessful auctions as Level 3 assets.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives are valued using a model based approach. Valuation models calculate the present value of expected future cash flows based on "no arbitrage" principles. The fair value for the majority of the Company's derivative instruments is determined based on internally developed models that utilize independently sourced market parameters, including interest rate yield curves and option volatilities.

Where relevant, a liquidity adjustment is applied to determine the measurement of an asset or a liability that is required to be reported at fair value. Assessing the appropriate level of liquidity adjustment requires use of significant management judgments, which is often affected by, among other things, the product type, transaction-specific characteristics, and the level of liquidity for the product or in the market.

(Dollars in thousands, except share data)

(5) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and customers comprise the following:

Receivable:		
Fail to deliver	$	1,779,320
Exchanges and clearing organizations		2,029,599
Customers		666,440
Other receivables from brokers and dealers		151,768
Securities transactions not yet settled, net		315,666
	$	4,942,793
Payable:		
Fail to receive	$	321,570
Exchanges and clearing organizations		66,481
Customers		2,126,065
Other payables to brokers and dealers		41,156
	$	2,555,272

The Company considers certain customers to be affiliates. Refer to note 8 – Related Parties.

(6) Other Assets

The components of other assets at December 31, 2009 were as follows:

Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $23,192	$	18
Exchange memberships, at cost (market value $8,101)		967
Dividends and accrued interest receivable		87,357
Deferred tax assets, net		9,736
Prepaid expenses		6,342
Employee deferred compensation		5,259
Other		68,608
	$	178,287

Shares of HSBC purchased for future issuance for deferred compensation are recorded above as employee deferred compensation. The shares purchased are held in custody by a third-party.

(Dollars in thousands, except share data)

(7) Short-Term Borrowings

Short-term borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below presents the breakdown of short-term borrowings at December 31, 2009:

		Amount	Weighted average rate
Term loan with affiliate	$	100,000	2.2231%
Overnight third-party bank loans		150,052	1.0000%
	$	250,052	

At December 31, 2009, a term loan of $100,000 was outstanding under an uncommitted unsecured credit line with an affiliate. This credit facility matures on September 17, 2010.

At December 31, 2009, the outstanding overnight third-party bank loans were as follows:

	Amount outstanding	Maturity date	Committed/ uncommitted	Secured/ unsecured
$	150,000	Jan 4, 2010	Uncommitted	Unsecured
	52	Jan 4, 2010	Uncommitted	Unsecured
$	150,052			

Committed facilities represent contractual lines of credit with annual renewal dates. The committed bank lines have various maturity dates through December 3, 2010. Uncommitted undrawn facilities represent lines of credit without a contractual obligation to fund that facility. These facilities are secured or unsecured and are used to fund the day-to-day operations of the Company. The Company had undrawn unsecured third-party bank credit facilities of $1,325,000 at December 31, 2009.

Interest rates on bank loans are at market interest rates as of December 31, 2009.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

(8) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

(Dollars in thousands, except share data)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition is presented below:

Assets:		
Cash	$	22,278
Financial instruments, at market value		29,237
Securities purchased under agreements to resell		3,622,732
Receivable from:		
Fail to deliver		4,798
Other receivables from brokers and dealers		104,053
Customers		55,972
Securities transactions not yet settled, net		48,265
Other assets		30,014
Liabilities:		
Short-term borrowings	$	100,000
Securities sold under agreements to repurchase		2,479,173
Financial instruments sold not yet purchased, at market value		23,039
Payable to:		
Fail to receive		11,099
Other payables to brokers and dealers		19,693
Customers		1,829,007
Accounts payable and accrued liabilities		140,523
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due July 31, 2013, at three-month LIBOR plus 175 basis points	$	150,000
Floating rate revolving subordinated loan due August 31, 2012, at three-month LIBOR plus 150 basis points		500,000

At December 31, 2009, the Company had an undrawn revolving note with an affiliate of $550,000 at three-month LIBOR plus 175 basis points, which matures on July 31, 2013.

The subordinated loans are covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and are, therefore, available in computing net capital under the Securities and Exchange Commission (SEC)'s Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2009, the Company has entered into credit default swaps, interest rate swaps, and total rate of return swaps, with affiliates for notional values of $35,000, $2,080,000, and $5,000, respectively.

(Dollars in thousands, except share data)

(9) Post Retirement Benefits

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees of the Company are covered under an affiliate's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(a) Pension Plan

The HSBC - North America (U.S.) Retirement Income Plan (RIP) is a defined benefit pension plan sponsored by an affiliate. RIP has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula known as RIP 2000. Participants become 100% vested after three years of service.

The final average pay formula covers all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

Employees hired on or after January 1, 1997 qualify for the RIP 2000 formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

The costs of RIP have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and RIP's net assets as they relate to the employees of the Company.

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by HNAH. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HNAH matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HNAH matches $1-for-$1 on the next 2% to 4% of earnings contributed.

Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions. Although employees are eligible to contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(c) Retiree Medical

The HSBC – North America (U.S.) Retiree Health Plan (Retiree Health Plan) is an employee welfare benefit plan sponsored by HNAH. Employees of the Company who were hired before

(Dollars in thousands, except share data)

January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by the Company as a regular full-time employee, qualifies for an immediate pension benefit from RIP, and meets certain age and service requirements. Employees hired or rehired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

(10) Stock Option Plans and Restricted Share Plan

In 2009, equity awards of HSBC were granted to eligible employees under the restricted share plan. The Company had the following stock option and restricted share plans:

(a) Group Share Option Plan

The Group Share Option Plan was a discretionary long-term incentive compensation plan available prior to 2005 to certain employees based on performance criteria. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

Since 2004, no options have been granted under the Group Share Option Plan as the plan was terminated by HSBC in May 2005. Options outstanding and exercisable were for 1,763,275 shares at December 31, 2009. The weighted average exercise price for options outstanding was $12.41. The range of exercise prices on options outstanding was between $10.31 and $14.73. The outstanding options were fully vested at December 31, 2009.

(b) HSBC Holdings Savings-Related Share Option Plan

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one, three, or five-year contribution period. Employee contributions to the plan cannot exceed $350 per month. At the end of the one, three, or five-year period, employees have a six month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2009, 632,602 options were granted. Options outstanding at December 31, 2009 were 1,024,116. The weighted average price outstanding was $7.62. The weighted average vesting period for options outstanding, at December 31, 2009, was 1.94 years.

(Dollars in thousands, except share data)

There were 65,666 options exercisable at December 31, 2009. The exercise price on options outstanding was between $11.49 and $12.63.

(c) ***Restricted Share Plan***

In 2008 and prior, equity incentive awards were granted to eligible employees under the restricted share plan. The Company awarded eligible employees restricted share units (RSUs) for awards granted during 2009. These RSUs are recorded as a liability to a third-party over the relevant vesting period and the Company currently anticipates it will be required to deliver cash to HSBC when the shares vest to the employees.

(11) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

The deferred tax asset recoverability is calculated using a consistent approach that considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any carryback capacity. The realization of the deferred tax asset is projected based on management approved business plans, future capital requirements, and ongoing HNAH tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This evaluation involves significant management judgment about assumptions that are subject to change from period to period.

At December 31, 2009, the Company had total deferred assets consisting of federal and state and local tax assets as follows:

Net operating loss carryforward, federal and state	$	195,528
Accrued expenses, deductible when paid		1,043
Restricted stock share awards, deductible when paid		16,924
Real Estate Mortgage Investment Conduit (REMIC) income		9,184
Original issue discount		820
Other net deferred tax assets		6,999
Total deferred tax asset		230,498
Less:		
Valuation allowance		205,982
Underwriting fees		14,780
Net deferred tax asset	$	9,736

(Dollars in thousands, except share data)

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is indirectly owned by HNAH and, since January 1, 2004, has been included in the HNAH consolidated federal income tax return. The Company has established a full valuation allowance for the New York State and City net deferred tax assets and for federal separate return limitation year (SRLY) net operating losses, and prior periods foreign tax credits. In addition, the Company has established a valuation allowance of $214 on current foreign tax credits.

Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and City tax return filed with the Parent. The Company has federal SRLY net operating loss carryforwards of $100,449 and New York State and City net operating loss carryforwards of $1,864,778. These carryforwards expire as follows:

		Federal amount	New York amount
Calendar year:			
2012	$	12,683	—
2018		7,569	—
2022		76,755	—
2023		3,442	—
2024		—	—
2025		—	123,563
2026		—	21,146
2027		—	559,875
2028		—	1,160,194
	$	100,449	1,864,778

The Internal Revenue Service's audit of the 2004 and 2005 federal income tax returns was effectively settled during the first quarter of 2009. The Company is currently under audit by the Internal Revenue Service for tax years 2006 and 2007 as well as various state and local tax jurisdictions. Although one or more of these audits may be concluded within the next twelve months, it is not possible to reasonably estimate the impact on the uncertain tax positions at this time.

Effective January 1, 2007, the Company adopted accounting guidance related to uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$	3,607
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Release based on completion of IRS Audit		(2,660)
Balance at December 31, 2009	$	947

(Dollars in thousands, except share data)

The total amount of unrecognized tax benefits at December 31, 2009 that, if recognized, would affect the effective tax rate is $947.

Major taxing jurisdictions for the Company and tax years for each that remain, subject to examination, are as follows:

U.S. Federal:	2004 and later
New York State:	2006 and later
New York City:	2006 and later

(12) Commitments and Contingent Liabilities

(a) Guarantees

In the normal course of business, the Company provides guarantees to securities clearing organizations and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

(b) Commitments

At December 31, 2009, the Company entered a forward start reverse repurchase contract of $30,786 which expired on January 4, 2010.

(c) Leases

At December 31, 2009, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements expired on December 31, 2009; however, were automatically renewed until December 31, 2010.

(Dollars in thousands, except share data)

The Company is also obligated to a third-party for a lease agreement for office space for one branch office which expires on April 30, 2015. The future minimum rental under the lease agreement for office space with a third-party, which provides for escalation based on property taxes and other operating costs, is as follows:

Year Ended December 31,		
2010	$	26
2011		25
2012		26
2013		26
2014		27
2015		9
Aggregate minimum lease payments	$	139

(d) Litigation

In the normal course of business, the Company is subject to pending and threatened legal actions. Due to uncertainties in litigation, management cannot be certain that the Company will ultimately prevail in each instance, however, based on current knowledge, management does not believe any of the outstanding litigation will have a material adverse effect on the Company's statement of financial condition.

(13) Risk Management

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and

commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading, and investing activities. All of the Company's inventory positions are marked-to-market.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Dollars in thousands, except share data)

(14) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the Commodity Futures Trading Commission (CFTC), and the capital rules of the Financial Industry Regulatory Authority (FINRA). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $5,000 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of $500 or 4% of total risk margin in non-customer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2009, the Company's net capital was $1,177,213 which was 98.5% of aggregate debit balances, and $1,109,221 in excess of its required net capital of $67,992.

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(Dollars in thousands)

Net capital:	
Total stockholder's equity	$ 893,289
Deduct stockholder's equity not allowable for net capital	—
Total stockholder's equity qualified for net capital	893,289
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	650,000
Other (deductions) or allowable credits	—
Total capital and allowable subordinated liabilities	1,543,289
Deductions and/or charges:	
Total nonallowable assets:	
Receivable from brokers or dealers and clearing organizations	78
Receivables from customers	672
Receivables from non-customers	—
Securities owned not readily marketable	6,764
Memberships in exchanges (at cost)	967
Investment in and receivables from affiliates, subsidiaries and associated partnerships	27,116
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)	—
Other assets	107,494
Additional charges for customers' and non-customers' security accounts	312
Additional charges for customers' and non-customers' commodity accounts	186
Aged fail-to-deliver	3,512
Aged short security differences	1,872
Commodity futures contracts and spot commodities – proprietary capital charges	3,101
Other deductions and/or charges	13,500
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	—
Total deductions and/or charges	165,574
Other additions and/or allowable credits	—
Net capital before haircuts on securities positions	1,377,715
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):	
Contractual securities commitments	—
Subordinated securities borrowings	—
Trading and investment securities:	
Bankers' acceptances, certificates of deposit, and commercial paper	—
U.S. and Canadian government obligations	19,939
State and municipal government obligations	1,958
Corporate obligations	116,522
Stocks and warrants	46,774
Options	—
Arbitrage	—
Other securities	15,309
Undue concentration	—
Other	—
	200,502
Net capital	$ 1,177,213

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(Dollars in thousands)

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	67,992
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
Net capital requirement		67,992
Excess net capital		1,109,221
Percentage of Net Capital to Aggregate Debits		98.5%
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits		98.5%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	1,104,800

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	42.12%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1 Minimum dollar net capital requirement, or

2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in nonallowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule II

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation for Determination of Reserve Requirements

for Broker-Dealers under Rule 15c3-3

December 31, 2009

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	449,797
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		110,753
Credit balances in firm accounts which are attributable to principal sales to customers		375,360
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		1,863
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		478
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		492,125
Total credits	$	1,430,376
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	572,469
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		52,352
Failed to deliver of customers' securities not older than 30 calendar days		101,128
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		469,772
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		1,195,721
Less 3% charge		(35,872)
Total 15c3-3 debits	$	1,159,849
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		270,527
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		295,070
Amount of deposit (or withdrawal)		45,805
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $90,875 value of qualified securities	$	340,875
Date of deposit		01/05/2010

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule III

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)
Computation of CFTC Minimum Net Capital Requirement
December 31, 2009
(Dollars in thousands)

Amount of Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	$	576,535		
Amount subject to 8% requirement			$	46,123
Amount of Non-Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations		492,682		
Amount subject to 4% requirement				19,707
			$	65,830
$500 Requirement			$	500
Minimum CFTC net capital requirement				65,830
CFTC Early Warning Level				72,413

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule IV

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2009

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	464,094
Securities (at market)		205,659
Net unrealized profit (loss) in open futures contracts traded on a contract market		(108,155)
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		923,239
Deduct – Market value of open option contracts sold on a contract number		(759,570)
Net equity		725,267
Accounts liquidating to a deficit and accounts with debit balances – gross amount		3,247
Deduct – Amount offset against U.S. Treasury obligations owned by customers		(3,084)
Total amount required to be segregated		725,430
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		9,027
Securities representing investments of customers' funds (at market)		—
Securities held for customers in lieu of cash (at market)		176,739
Margins on deposit with clearing organizations of contract markets:		
Cash		—
Securities representing investments of customers funds (at market)		363,314
Securities held for particular customers or option customers in lieu of cash (at market)		28,920
Net settlement from (to) derivatives clearing organizations of contract markets		6,156
Exchange traded options:		
Add – Unrealized receivables for options contracts purchased on contract markets		923,044
Deduct – Unrealized obligations for option contracts sold on contract market		(759,570)
Net liquidating equities with other FCMs:		
Net liquidating equity		4,614
Securities representing investments of customers' funds (at market)		—
Segregated funds on hand		—
Total amount in segregation		752,244
Excess funds in segregation	$	26,814

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2009

(Dollars in thousands)

Amount required to be segregated in accordance with Regulation 32.6	$ —
Funds in segregated accounts:	
Cash	—
Securities	—
Total	—
Excess funds in segregation	$ —

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2009

(Dollars in thousands)

Amounts to be set aside in separate section 30.7 accounts	$	111,480
Funds in separate section 30.7 accounts:		
Cash		4,196
Securities		15,387
Amounts held by members of foreign boards of trade		106,538
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		126,121
Excess funds in separate section 30.7 accounts	$	14,641

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2009

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3):	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$	—
B. Number of items		—

The above computation does not differ materially from that, which was filed on January 27, 2010, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the "Company"), an indirect wholly owned subsidiary of HSBC Holdings plc, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a 3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition and Supplementary Schedules

December 31, 2009

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulations 1.10(g), 145.5, and 145.9 under the Commodity Exchange Act